NORAM CAPITAL HOLDINGS, INC.

f/k/a HARRELL HOSPITALITY GROUP, INC.

tel: 888.886.6726 (888.88NORAM)

fax: 214.296.9182

February 12, 2007

Robert F. Telewicz, Jr.

Senior Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

Harrell Hospitality Group, Inc. (the “Company”)

Form 10-K for the year ended September 30, 2006

Filed January 17, 2007

File No. 0-02661

Dear Mr: Telewicz:

This letter and the attached amendment is in response to your letter dated January 30, 2007.  The numbered paragraphs below correspond to the numbered paragraphs in your letter:

1.

The Company will amend the Form 10-KSB, at page 27 thereof, to include dates and signatures pursuant to Section 153 or 15(d) of the Securities Exchange Act of 1934.

2.

The Company has reviewed paragraph 28 of SFAS 95 and agrees with the Staff’s comment regarding the statement of cash flows. However, the Company does not believe the change is significant to the consolidated statement of cash flows as it does not change the total cash provided by operating activities and the information on income from continuing and discontinued operations is provided separately for users on the statement of operations. As such the Company would prefer to make the change on a prospective basis beginning with its first quarter filing on Form 10-QSB for the quarter ended December 31, 2006.

3.

The Company will in the future omit titles on the Exhibit 31.1 and 31.2 and include the exact wording of Item 601(b)(31) of Regulation S-B.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the SEC staff comments do not foreclose the Commission from taking action with respect to the filings, and that the Company cannot assert SEC staff comments as a defense to any proceeding initiated by the SEC.

Thank you for your consideration, and feel free to contact me again if there are additional questions or if I can help.

Very truly yours,

/s/ Daniel M. Cofall

Daniel M. Cofall,

Chief Financial Officer